SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549
                        --------------------------

                             SCHEDULE 13D
                          Amendment Number 4
               Under the Securities Exchange Act of 1934

                            Worldtex, Inc.
                          (Name of Issuer)

                     Common Stock, Par Value $.01
                   (Title of Class of Securities)

                              981907108
                            (CUSIP Number)

                            Arthur Goetchius
                     300 Park Avenue, 21st Fl.,
                 New York, NY 10022 (212) 755-9000
          (Name, address and telephone number of person
         authorized to receive notices and communications)

                         January 30, 1998
     (Date of event which requires filing of this statement)

            If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or
(4), check the following box  [ ].

            Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

            NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

          The information required in the remainder of this cover page shall not be deemed to be "filed" for purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)
                         Page 1 of 19 page


                             13D
CUSIP No. 981907108
------------------------------------------------------------------------
     (1)  NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO.
          OF ABOVE PERSON
                                                 EGS Associates, L.P.
------------------------------------------------------------------------
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                      (a)  [ ]
                      (b)  [X]
------------------------------------------------------------------------
     (3)  SEC USE ONLY
------------------------------------------------------------------------
     (4)  SOURCE OF FUNDS **
                                                          WC
------------------------------------------------------------------------
     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)          [ ]
------------------------------------------------------------------------
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION
                                              Delaware
------------------------------------------------------------------------
NUMBER OF      (7)  SOLE VOTING POWER
SHARES                                                      -0-
------------------------------------------------------------------------
BENEFICIALLY   (8)  SHARED VOTING POWER
OWNED BY                                                333,079
------------------------------------------------------------------------
EACH           (9)  SOLE DISPOSITIVE POWER
REPORTING                                                  -0-
------------------------------------------------------------------------
PERSON WITH    (10) SHARED DISPOSITIVE POWER           333,079
------------------------------------------------------------------------
      (11)  AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON                   333,079
------------------------------------------------------------------------
      (12)  CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES **          [ ]
------------------------------------------------------------------------
      (13)  PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11)                         2.31%
------------------------------------------------------------------------
      (14)  TYPE OF REPORTING PERSON **                    PN
------------------------------------------------------------------------
               ** SEE INSTRUCTIONS BEFORE FILLING OUT!







                         Page 2 of 19 pages


                             13D
CUSIP No. 981907108
------------------------------------------------------------------------
     (1)  NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO.
          OF ABOVE PERSON
                                                 EGS Partners, L.L.C.
------------------------------------------------------------------------
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                               (a)  [ ]
                               (b)  [X]
------------------------------------------------------------------------
     (3)  SEC USE ONLY
------------------------------------------------------------------------
     (4)  SOURCE OF FUNDS **
                                                           OO
------------------------------------------------------------------------
     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                [ ]
------------------------------------------------------------------------
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION
                                                     Delaware
------------------------------------------------------------------------
NUMBER OF      (7)  SOLE VOTING POWER
SHARES                                                  -0-
------------------------------------------------------------------------
BENEFICIALLY   (8)  SHARED VOTING POWER
OWNED BY                                               867,931
------------------------------------------------------------------------
EACH           (9)  SOLE DISPOSITIVE POWER
REPORTING                                                -0-
------------------------------------------------------------------------
PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                                       875,894
------------------------------------------------------------------------
      (11)  AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
                                                       875,894
------------------------------------------------------------------------
      (12)  CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES **          [ ]
------------------------------------------------------------------------
      (13)  PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11)
                                                          6.07%
------------------------------------------------------------------------
      (14)  TYPE OF REPORTING PERSON **
                                                            IA
------------------------------------------------------------------------
               ** SEE INSTRUCTIONS BEFORE FILLING OUT!



                         Page 3 of 19 pages


                             13D
CUSIP No. 981907108
------------------------------------------------------------------------
     (1)  NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO.
          OF ABOVE PERSON
                                              Bev Partners, L.P.
------------------------------------------------------------------------
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                 (a)  [ ]
                                 (b)  [X]
------------------------------------------------------------------------
     (3)  SEC USE ONLY
------------------------------------------------------------------------
     (4)  SOURCE OF FUNDS **
                                                 WC
------------------------------------------------------------------------
     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                 [ ]
------------------------------------------------------------------------
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION
                                                      Delaware
------------------------------------------------------------------------
NUMBER OF      (7)  SOLE VOTING POWER
SHARES                                                    -0-
------------------------------------------------------------------------
BENEFICIALLY   (8)  SHARED VOTING POWER
OWNED BY                                                121,326
------------------------------------------------------------------------
EACH           (9)  SOLE DISPOSITIVE POWER
REPORTING                                                 -0-
------------------------------------------------------------------------
PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                                        121,326
------------------------------------------------------------------------
      (11)  AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
                                                        121,326
------------------------------------------------------------------------
      (12)  CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES **         [ ]
------------------------------------------------------------------------
      (13)  PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11)
                                                          .84%
------------------------------------------------------------------------
      (14)  TYPE OF REPORTING PERSON **
                                                            PN
------------------------------------------------------------------------
               ** SEE INSTRUCTIONS BEFORE FILLING OUT!



                         Page 4 of 19 pages


                              13D
CUSIP No. 981907108
------------------------------------------------------------------------
     (1)  NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO.
          OF ABOVE PERSON
                                         Jonas Partners, L.P.
------------------------------------------------------------------------
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                             (a)  [ ]
                             (b)  [X]
------------------------------------------------------------------------
     (3)  SEC USE ONLY
------------------------------------------------------------------------
     (4)  SOURCE OF FUNDS **
                                          WC
------------------------------------------------------------------------
     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                [ ]
------------------------------------------------------------------------
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION
                                                  Delaware
------------------------------------------------------------------------
NUMBER OF      (7)  SOLE VOTING POWER
SHARES                                                -0-
------------------------------------------------------------------------
BENEFICIALLY   (8)  SHARED VOTING POWER
OWNED BY                                             16,500
------------------------------------------------------------------------
EACH           (9)  SOLE DISPOSITIVE POWER
REPORTING                                             -0-
------------------------------------------------------------------------
PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                                     16,500
------------------------------------------------------------------------
      (11)  AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
                                                     16,500
------------------------------------------------------------------------
      (12)  CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES **        [ ]
------------------------------------------------------------------------
      (13)  PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11)
                                                       .11%
------------------------------------------------------------------------
      (14)  TYPE OF REPORTING PERSON **
                                                        PN
------------------------------------------------------------------------
               ** SEE INSTRUCTIONS BEFORE FILLING OUT!



                         Page 5 of 19 pages


                              13D
CUSIP No. 981907108
------------------------------------------------------------------------
     (1)  NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO.
          OF ABOVE PERSON
                                             William Ehrman
------------------------------------------------------------------------
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                              (a)  [ ]
                              (b)  [X]
------------------------------------------------------------------------
     (3)  SEC USE ONLY
------------------------------------------------------------------------
     (4)  SOURCE OF FUNDS **
                                            AF     OO     PF
------------------------------------------------------------------------
     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)              [ ]
------------------------------------------------------------------------
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION
                                               United States
------------------------------------------------------------------------
NUMBER OF      (7)  SOLE VOTING POWER
SHARES                                                 -0-
------------------------------------------------------------------------
BENEFICIALLY   (8)  SHARED VOTING POWER
OWNED BY                                           1,338,836
------------------------------------------------------------------------
EACH           (9)  SOLE DISPOSITIVE POWER
REPORTING                                              -0-
------------------------------------------------------------------------
PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                                   1,362,999
------------------------------------------------------------------------
      (11)  AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
                                                   1,362,999
------------------------------------------------------------------------
      (12)  CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES **         [ ]
------------------------------------------------------------------------
      (13)  PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11)
                                                        9.45%
------------------------------------------------------------------------
      (14)  TYPE OF REPORTING PERSON **
                                                           IN
------------------------------------------------------------------------
               ** SEE INSTRUCTIONS BEFORE FILLING OUT!



                         Page 6 of 19 pages


                              13D
CUSIP No. 981907108
------------------------------------------------------------------------
     (1)  NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO.
          OF ABOVE PERSON
                                             Frederic Greenberg
------------------------------------------------------------------------
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                   (a)  [ ]
                                   (b)  [X]
------------------------------------------------------------------------
     (3)  SEC USE ONLY
------------------------------------------------------------------------
     (4)  SOURCE OF FUNDS **
                                                      AF     OO
------------------------------------------------------------------------
     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)               [ ]
------------------------------------------------------------------------
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION
                                                   United States
------------------------------------------------------------------------
NUMBER OF      (7)  SOLE VOTING POWER
SHARES                                                     -0-
------------------------------------------------------------------------
BENEFICIALLY   (8)  SHARED VOTING POWER
OWNED BY                                                1,338,836
------------------------------------------------------------------------
EACH           (9)  SOLE DISPOSITIVE POWER
REPORTING                                                  -0-
------------------------------------------------------------------------
PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                                        1,346,799
------------------------------------------------------------------------
      (11)  AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
                                                        1,346,799
------------------------------------------------------------------------
      (12)  CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES **             [ ]
------------------------------------------------------------------------
      (13)  PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11)
                                                            9.33%
------------------------------------------------------------------------
      (14)  TYPE OF REPORTING PERSON **
                                                             IN
------------------------------------------------------------------------
               ** SEE INSTRUCTIONS BEFORE FILLING OUT!



                         Page 7 of 19 pages


                              13D
CUSIP No. 981907108
------------------------------------------------------------------------
     (1)  NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO.
          OF ABOVE PERSON
                                               Frederick Ketcher
------------------------------------------------------------------------
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                (a)  [ ]
                                (b)  [X]
------------------------------------------------------------------------
     (3)  SEC USE ONLY
------------------------------------------------------------------------
     (4)  SOURCE OF FUNDS **
                                             AF     OO     PF
------------------------------------------------------------------------
     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)            [ ]
------------------------------------------------------------------------
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION
                                                       United States
------------------------------------------------------------------------
NUMBER OF      (7)  SOLE VOTING POWER
SHARES                                                  10,800
------------------------------------------------------------------------
BENEFICIALLY   (8)  SHARED VOTING POWER
OWNED BY                                             1,338,836
------------------------------------------------------------------------
EACH           (9)  SOLE DISPOSITIVE POWER
REPORTING                                               10,800
------------------------------------------------------------------------
PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                                     1,346,799
------------------------------------------------------------------------
      (11)  AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
                                                     1,357,599
------------------------------------------------------------------------
      (12)  CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES **        [ ]
------------------------------------------------------------------------
      (13)  PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11)
                                                        9.41%
------------------------------------------------------------------------
      (14)  TYPE OF REPORTING PERSON **
                                                         IN
------------------------------------------------------------------------
               ** SEE INSTRUCTIONS BEFORE FILLING OUT!



                         Page 8 of 19 pages


                              13D
CUSIP No. 981907108
------------------------------------------------------------------------
     (1)  NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO.
          OF ABOVE PERSON
                                                    Jonas Gerstl
------------------------------------------------------------------------
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                (a)  [ ]
                                (b)  [X]
------------------------------------------------------------------------
     (3)  SEC USE ONLY
------------------------------------------------------------------------
     (4)  SOURCE OF FUNDS **
                                                    AF     OO
------------------------------------------------------------------------
     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)          [ ]
------------------------------------------------------------------------
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION
                                                  United States
------------------------------------------------------------------------
NUMBER OF      (7)  SOLE VOTING POWER
SHARES                                                   -0-
------------------------------------------------------------------------
BENEFICIALLY   (8)  SHARED VOTING POWER
OWNED BY                                              1,338,836
------------------------------------------------------------------------
EACH           (9)  SOLE DISPOSITIVE POWER
REPORTING                                                -0-
------------------------------------------------------------------------
PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                                      1,346,799
------------------------------------------------------------------------
      (11)  AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
                                                      1,346,799
------------------------------------------------------------------------
      (12)  CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES **        [ ]
------------------------------------------------------------------------
      (13)  PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11)
                                                        9.33%
------------------------------------------------------------------------
      (14)  TYPE OF REPORTING PERSON **
                                                          IN
------------------------------------------------------------------------
               ** SEE INSTRUCTIONS BEFORE FILLING OUT!



                         Page 9 of 19 pages


                              13D
CUSIP No. 981907108
------------------------------------------------------------------------
     (1)  NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO.
          OF ABOVE PERSON
                                                 James McLaren
------------------------------------------------------------------------
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                              (a)  [ ]
                              (b)  [X]
------------------------------------------------------------------------
     (3)  SEC USE ONLY
------------------------------------------------------------------------
     (4)  SOURCE OF FUNDS **
                                                     AF     OO
------------------------------------------------------------------------
     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)           [ ]
------------------------------------------------------------------------
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION
                                                  United States
------------------------------------------------------------------------
NUMBER OF      (7)  SOLE VOTING POWER
SHARES                                                       -0-
------------------------------------------------------------------------
BENEFICIALLY   (8)  SHARED VOTING POWER
OWNED BY                                                1,338,836
------------------------------------------------------------------------
EACH           (9)  SOLE DISPOSITIVE POWER
REPORTING                                                   -0-
------------------------------------------------------------------------
PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                                        1,346,799
------------------------------------------------------------------------
      (11)  AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
                                                        1,346,799
------------------------------------------------------------------------
      (12)  CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES **            [ ]
------------------------------------------------------------------------
      (13)  PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11)
                                                             9.33%
------------------------------------------------------------------------
      (14)  TYPE OF REPORTING PERSON **
                                                              IN
------------------------------------------------------------------------
               ** SEE INSTRUCTIONS BEFORE FILLING OUT!



                         Page 10 of 19 pages


                              13D
CUSIP No. 981907108
------------------------------------------------------------------------
     (1)  NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO.
          OF ABOVE PERSON
                                                  William D. Lautman
------------------------------------------------------------------------
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                              (a)  [ ]
                              (b)  [X]
------------------------------------------------------------------------
     (3)  SEC USE ONLY
------------------------------------------------------------------------
     (4)  SOURCE OF FUNDS **
                                                      AF     OO
------------------------------------------------------------------------
     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)          [ ]
------------------------------------------------------------------------
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION
                                                   United States
------------------------------------------------------------------------
NUMBER OF      (7)  SOLE VOTING POWER
SHARES                                                     -0-
------------------------------------------------------------------------
BENEFICIALLY   (8)  SHARED VOTING POWER
OWNED BY                                               1,338,836
------------------------------------------------------------------------
EACH           (9)  SOLE DISPOSITIVE POWER
REPORTING                                                   -0-
------------------------------------------------------------------------
PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                                       1,346,799
------------------------------------------------------------------------
      (11)  AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
                                                       1,346,799
------------------------------------------------------------------------
      (12)  CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES **          [ ]
------------------------------------------------------------------------
      (13)  PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11)
                                                           9.33%
------------------------------------------------------------------------
      (14)  TYPE OF REPORTING PERSON **
                                                             IN
------------------------------------------------------------------------
               ** SEE INSTRUCTIONS BEFORE FILLING OUT!



                         Page 11 of 19 pages


          The initial Schedule 13D (the "Schedule 13D") of (i) EGS Associates, L.P., a Delaware limited partnership ("EGS Associates"), (ii) EGS Partners, L.L.C., a Delaware limited liability company ("EGS Partners"), (iii) Bev Partners, L.P., a Delaware limited partnership ("Bev Partners"), (iv) Jonas Partners, L.P., a Delaware limited partnership ("Jonas Partners"), (v) William Ehrman, (vi) Frederic Greenberg, (vii) Frederick Ketcher, (viii) Jonas Gerstl and (ix) James McLaren relating to the common stock, $.01 par value (the "Common Stock") issued by Worldtex, Inc., a Delaware corporation (the "Company"), is hereby amended by this Amendment No. 4 as follows:

ITEM 2 of Amendment No. 3 is hereby amended and supplemented by the addition of the following:

ITEM 2    IDENTITY AND BACKGROUND.

      William D. Lautman became a General Partner of EGS Associates, EGS Partners and Bev Partners on September 18, 1997 and therefore is included as a Reporting Person with respect to shares of Common Stock held by EGS Associates, EGS Partners and Bev Partners. Mr. Lautman is hereinafter sometimes referred to as a Reporting Person.

      The address of the principal business office of Mr. Lautman is 300 Park Avenue, 21st Floor, New York, New York 10022.

      The present principal occupation of Mr. Lautman is General Partner of EGS Associates, EGS Partners and Bev Partners. In addition, Mr. Lautman is a director of EGS Securities Corp., an affiliated company whose principal business is that of a registered broker-dealer. Mr. Lautman has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

      Mr. Lautman has not, during the past five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Mr. Lautman is a United States citizen.

Item 3 is hereby amended and restated in its entirety as follows:

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

          The net investment cost (including commissions, if any) of the shares of Common Stock beneficially owned by EGS Associates, EGS Partners, Bev Partners, and Jonas Partners is approximately $2,259,200, $5,969,365, $798,349, and $80,393, respectively.

          The net investment cost (excluding commissions, if any) of the shares of Common Stock owned directly by Mr. Ketcher is approximately $61,575.
                         Page 12 of 19 pages
          The net investment cost (excluding commissions, if any) of the shares of Common Stock owned directly by members of Mr. Ehrman's immediate family (including his brother and his brother's wife) is approximately $94,375.

          Messrs. Gerstl, Greenberg, McLaren and Lautman currently own no shares of Common Stock.

          The shares of Common Stock purchased by each of EGS Associates, Bev Partners, and Jonas Partners were purchased with the investment capital of the respective entities. The shares of Common Stock purchased by EGS Partners were purchased with the investment capital of discretionary accounts under its management. The shares of Common Stock purchased by Mr. Ketcher and by Mr. Ehrman's immediate family (including his brother and his brother's wife) were purchased with personal funds.

          The shares of Common Stock beneficially owned by EGS Associates, EGS Partners, Bev Partners, and Jonas Partners are held in their respective commingled margin accounts, or in the case of EGS Partners, in margin and non-margin accounts held by each discretionary account under its management. Such margin accounts are maintained at NationsBanc Montgomery, and may from time to time have debit balances. Since other securities are held in such margin accounts, it is not possible to determine the amounts, if any, of margin used with respect to the shares of Common Stock purchased. Non-margin accounts are maintained at Bankers Trust Company. The shares owned by Mr. Ketcher and by Mr. Ehrman's immediate family (including his brother and his brother's wife) are held in accounts maintained at NationsBanc Montgomery. Currently, the interest rate charged on such various margin accounts is approximately 8.25% per annum.

Item 5 is hereby amended and restated in its entirety as follows:

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

     (a) The approximate aggregate percentage of shares of Common Stock reported beneficially owned by each person herein is based on 14,428,671 shares outstanding, which is the total number of shares of Common Stock outstanding as of September 30, 1997, as reflected in the company's quarterly report on Form 10-Q filed with the Securities and Exchange Commission (the "Commission") for the period ended September 30, 1997 (which is the most recent Form 10-Q on file).

          As of the close of business on February 2, 1998:

                (i) EGS Associates owns beneficially 333,079 shares of Common Stock, constituting approximately 2.31% of the shares outstanding.



                         Page 13 of 19 pages


                 (ii) EGS Partners owns directly no shares of Common Stock. By reason of the provisions of Rule 13D-3 of the Securities Exchange Act of 1934, as amended (the "Act"), EGS Partners may be deemed to own beneficially 875,894 shares, constituting approximately 6.07% of the shares outstanding, purchased for discretionary accounts managed by it.

                 (iii) Bev Partners owns beneficially 121,326 shares of Common Stock, constituting less than 1% of the shares outstanding.

                 (iv) Jonas Partners owns 16,500 shares of Common Stock, constituting less than 1% of the shares outstanding.

                  (v) Mr. Ehrman owns beneficially through ownership by members of his immediate family (including his brother and his brother's wife), 16,200 shares of Common Stock, constituting less than 1% of the shares outstanding.

                 (vi) Mr. Ketcher owns beneficially through ownership by himself 10,800 shares of Common Stock, constituting less than 1% of the shares outstanding.

                (vii) Messrs. Gerstl, Greenberg, McLaren and Lautman own directly no shares of Common Stock.

           By reason of the provisions of Rule 13D-3 of the Act, each of the General Partners may be deemed to own the 333,079 shares beneficially owned by EGS Associates, the 875,894 shares beneficially owned by EGS Partners, the 121,326 shares beneficially owned by Bev Partners, and the 16,500 shares beneficially owned by Jonas Partners. When the shares beneficially owned by EGS Associates, EGS Partners, Bev Partners, and Jonas Partners are aggregated, they total 1,346,799 shares of Common Stock, constituting approximately 9.33% of the shares outstanding.

                (vii)  In the aggregate, the Reporting Persons
beneficially own a total of 1,373,799 shares of Common Stock, constituting approximately 9.52% of the shares outstanding.

          (b) (i) Each of EGS Associates, EGS Partners, Bev Partners, and Jonas Partners has the power to vote all of the shares of Common Stock, except for 7,963 shares held by one of the discretionary accounts, and to dispose of all of the shares of Common Stock beneficially owned by it, which power may be exercised by the General Partners. Each of the discretionary accounts is a party to an investment management agreement with EGS Partners pursuant to which EGS Partners has investment authority with respect to securities held in such account.




                         Page 14 of 19 pages


               (ii) Mr. Ehrman has no power to vote and shared power to dispose of shares owned by his immediate family (including his brother and his brother's wife) and Mr. Ketcher has the sole power to vote and dispose of the shares owned directly by him.

          (c) The trading dates, number of shares of Common Stock purchased or sold and price per share for all transactions in the Common Stock from the 60th day prior to January 30, 1998 until February 2, 1998 by EGS Associates, EGS Partners and Bev Partners are set forth in Schedules A, B, and C, respectively, and were all effected on the New York Stock Exchange. During such period, Jonas Partners, and Messrs. Ehrman, Greenberg, Ketcher, Gerstl, McLaren and Lautman did not enter into any transactions in the Common Stock.

          (d) No person other than each respective record owner of shares of Common Stock referred to herein is known to have the right to receive or the power to direct the receipt of dividends from or the proceeds of sale of such shares of Common Stock.



































                         Page 15 of 19 pages


                              SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

DATED:

----------------------------
William Ehrman, individually and as
general partner of each of EGS
ASSOCIATES, L.P., BEV PARTNERS, L.P.,
JONAS PARTNERS, L.P., and as a member
of EGS PARTNERS, L.L.C.

----------------------------
Frederic Greenberg, individually and
as general partner of each of EGS
ASSOCIATES, L.P., BEV PARTNERS, L.P.,
JONAS PARTNERS, L.P. and as a member
of EGS PARTNERS, L.L.C.

----------------------------
Frederick Ketcher, individually and as
general partner of each of EGS
ASSOCIATES, L.P., BEV PARTNERS, L.P.,
JONAS PARTNERS, L.P. and as a member
of EGS PARTNERS, L.L.C.

----------------------------
Jonas Gerstl, individually and as
general partner of each of EGS
ASSOCIATES, L.P., BEV PARTNERS, L.P.
JONAS PARTNERS, L.P. and as a member
of EGS PARTNERS, L.L.C.

----------------------------
James McLaren, individually and as
general partner of each of EGS
ASSOCIATES, L.P., BEV PARTNERS, L.P.,
JONAS PARTNERS, L.P. and as a member
of EGS PARTNERS, L.L.C.

----------------------------
William D. Lautman, individually and
as general partner of each of EGS
ASSOCIATES, L.P., BEV PARTNERS, L.P.,
JONAS PARTNERS, L.P. and as a member
of EGS PARTNERS, L.L.C.



                         Page 16 of 19 pages


                               Schedule A

                         EGS Associates, L.P.

                    Transactions in the Common Stock

                                                       Price Per Share
Date of                       Number of                  (including
Transaction               Shares Purchased/(Sold)   Commissions, if any)
------------------------------------------------------------------------

12/1/97                         6,000                         $8.45
12/3/97                         6,000                         $8.31
12/10/97                          500                         $8.25
12/19/97                        1,000                         $8.22
1/12/98                         2,200                         $7.81





































                         Page 17 of 19 pages


                                Schedule B

                            EGS Partners, L.P.

                     Transactions in the Common Stock

                                                       Price Per Share
Date of                       Number of                  (including
Transaction               Shares Purchased/(Sold)   Commissions, if any)

-----------------------------------------------------------------------

12/05/97                         4,000                     $8.279
12/08/97                         2,000                     $8.248
12/09/97                         3,000                     $8.248
12/12/97                         5,000                     $8.248
12/15/97                         3,000                     $8.168
12/16/97                         1,300                     $8.185
12/23/97                         3,300                     $8.123
12/24/97                         5,000                     $8.070
12/26/97                         5,000                     $8.060
12/29/97                         5,000                     $8.123
12/30/97                         3,100                     $8.060
12/31/97                         6,000                     $8.060
01/02/98                         7,000                     $8.060
01/08/98                         3,000                     $7.810
01/09/98                         6,000                     $7.737
01/13/98                         5,000                     $7.748
01/14/98                         3,000                     $7.560
01/15/98                        10,000                     $7.529
01/20/98                         5,000                     $7.560
01/21/98                           500                     $7.248
01/21/98                         3,000                     $7.185
01/22/98                        10,000                     $7.123
01/23/98                         8,200                     $7.060
01/26/98                         2,000                     $7.373
01/27/98                         6,000                     $7.685
01/29/98                         1,000                     $7.373
01/30/98                         5,000                     $7.485
02/02/98                         6,000                     $7.788













                         Page 18 of 19 pages


                              Schedule C

                         Bev Partners, L.P.

                    Transactions in the Common Stock
                                                       Price Per Share
Date of                       Number of                  (including
Transaction               Shares Purchased/(Sold)   Commissions, if any)
------------------------------------------------------------------------

1/9/98                        4,000                         $7.81
1/14/98                       5,000                         $7.56
1/15/98                       2,000                         $7.56
1/28/98                       1,000                         $7.44







































                         Page 19 of 19 pages